Exhibit 99
	For Release:	August 3, 2022

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports second quarter earnings of 67 cents per share
Reaffirms 2022 earnings guidance range of $3.60 - $3.90 per share
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2022 earnings of 67 cents per share on net income of $37.6 million. Last year’s results were 53 cents per share on net income of $27.9 million. Included in this year’s quarterly results were transaction fees of $1.6 million after-tax, or 3 cents per share, and purchase price accounting impacts of $4 million after-tax, or 7 cents per share, related to the acquisition of New Energy Equity LLC.

“We are pleased with these results and with our progress on key initiatives already in 2022,” said ALLETE President and CEO Bethany Owen. “New Energy is off to a strong start, our regulated businesses are firming up plans for further clean energy transformation, including robust regulatory engagement with Minnesota Power and Superior Water, Light and Power rate cases underway, and ALLETE Clean Energy continues to advance its fleet optimization and renewable development projects. Minnesota Power also announced last week a significant, joint transmission project with Great River Energy as part of MISO’s long-range transmission plan, connecting northern Minnesota to central Minnesota to support continued reliability in the Upper Midwest. We look forward to sharing more on all of these initiatives in the coming quarters.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co. recorded net income of $29.6 million, compared to $21.5 million in the second quarter of 2021. Second quarter 2022 earnings reflect higher income at Minnesota Power primarily due to the implementation of interim rates on January 1, 2022. This increase was partially offset by lower kWh sales to retail customers and higher costs under a 250 MW power purchase agreement.

ALLETE Clean Energy recorded second quarter 2022 net income of $5.8 million compared to $5.1 million in 2021. Net income in 2022 reflected higher wind resources compared to 2021, partially offset by losses under the Caddo wind energy facility’s power sales agreements resulting from extreme market volatility and transmission congestion in the Southwest Power Pool.

Corporate and Other businesses, which includes New Energy, BNI Energy, the Company’s investment in the Nobles 2 wind energy facility, and ALLETE Properties, recorded net income of $2.2 million in 2022 compared to net income of $1.3 million in 2021. Results in 2022 reflect higher earnings from our investment in Nobles 2 due to higher wind resources, higher land sales at ALLETE Properties, operating results from New Energy and lower income taxes. These increases were partially offset by purchase price accounting adjustments and transaction costs related to the acquisition of New Energy, and higher other expenses compared to 2021.

Earnings per share dilution in 2022 was approximately 5 cents due to additional shares of common stock outstanding as of June 30, 2022.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

“We are affirming our 2022 earnings guidance of $3.60 - $3.90 per share. Along with taconite demand consistent with our expectations, we are also pleased with New Energy’s financial performance during the quarter. Excluding transaction costs and purchase price accounting from the second quarter results, the acquisition of New Energy has shown strong performance in line with expectations and we expect meaningful accretion in 2023.” said ALLETE Senior Vice President and Chief Financial Officer Steven Morris.

Live Webcast on August 3, 2022; 2022 second quarter slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), August 3, 2022, at which time management will discuss the second quarter of 2022 financial results. Interested parties may participate live by registering for the call at allete.com/earningscall or may listen to the live audio-only webcast accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website investor.allete.com/events-presentations. The webcast will be accessible for one year at allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity headquartered in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Operating Revenue
Contracts with Customers – Utility	$308.7	$290.4	$637.7	$583.4
Contracts with Customers – Non-utility	62.1	42.3	113.8	85.7
Other – Non-utility	2.3	2.9	5.1	5.7
Total Operating Revenue	373.1	335.6	756.6	674.8
Operating Expenses
Fuel, Purchased Power and Gas – Utility	143.2	128.9	280.6	249.3
Transmission Services – Utility	18.3	19.2	38.2	36.9
Cost of Sales – Non-utility	41.5	15.8	58.5	32.6
Operating and Maintenance	79.6	67.1	154.9	133.4
Depreciation and Amortization	61.0	57.9	122.7	115.9
Taxes Other than Income Taxes	15.8	18.5	34.6	36.5
Total Operating Expenses	359.4	307.4	689.5	604.6
Operating Income	13.7	28.2	67.1	70.2
Other Income (Expense)
Interest Expense	(18.6)	(17.4)	(36.9)	(34.5)
Equity Earnings	5.3	5.1	10.8	9.9
Other	12.1	1.8	14.1	5.1
Total Other Expense	(1.2)	(10.5)	(12.0)	(19.5)
Income Before Income Taxes	12.5	17.7	55.1	50.7
Income Tax Benefit	(8.3)	(4.0)	(12.2)	(14.4)
Net Income	20.8	21.7	67.3	65.1
Net Loss Attributable to Non-Controlling Interest	(16.8)	(6.2)	(36.6)	(14.6)
Net Income Attributable to ALLETE	$37.6	$27.9	$103.9	$79.7
Average Shares of Common Stock
Basic	56.1	52.2	54.9	52.2
Diluted	56.1	52.3	54.9	52.2
Basic Earnings Per Share of Common Stock	$0.67	$0.53	$1.89	$1.53
Diluted Earnings Per Share of Common Stock	$0.67	$0.53	$1.89	$1.53
Dividends Per Share of Common Stock	$0.65	$0.63	$1.30	$1.26

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30	Dec. 31,		Jun. 30	Dec. 31,
	2022	2021		2022	2021
Assets			Liabilities and Equity
Cash and Cash Equivalents	$74.6	$45.1	Current Liabilities	$709.0	$543.4
Other Current Assets	585.4	246.2	Long-Term Debt	1,595.6	1,763.2
Property, Plant and Equipment – Net	5,027.1	5,100.2	Deferred Income Taxes	181.8	185.7
Regulatory Assets	470.9	511.8	Regulatory Liabilities	532.6	536.1
Equity Investments	322.0	318.0	Defined Benefit Pension and Other Postretirement Benefit Plans	174.6	179.5
Goodwill and Intangibles – Net	151.1	0.8	Other Non-Current Liabilities	286.5	280.8
Other Non-Current Assets	207.9	212.9	Equity	3,358.9	2,946.3
Total Assets	$6,839.0	$6,435.0	Total Liabilities and Equity	$6,839.0	$6,435.0

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2022	2021	2022	2021
Millions
Regulated Operations	$29.6	$21.5	$81.1	$66.5
ALLETE Clean Energy	5.8	5.1	22.3	12.5
Corporate and Other	2.2	1.3	0.5	0.7
Net Income Attributable to ALLETE	$37.6	$27.9	$103.9	$79.7
Diluted Earnings Per Share	$0.67	$0.53	$1.89	$1.53

Statistical Data
Corporate
Common Stock
High	$66.02	$72.60	$68.61	$72.60
Low	$56.55	$66.43	$56.55	$58.90
Close	$58.78	$69.98	$58.78	$69.98
Book Value	$46.97	$44.44	$46.97	$44.44

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	245	247	600	578
Commercial	314	317	674	658
Industrial	1,616	1,775	3,382	3,573
Municipal	131	138	289	298
Total Retail and Municipal	2,306	2,477	4,945	5,107
Other Power Suppliers	794	1,194	1,775	2,442
Total Regulated Utility Kilowatt-hours Sold	3,100	3,671	6,720	7,549

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$37.1	$32.0	$85.6	$72.5
Commercial	42.6	39.2	88.0	76.4
Industrial	150.2	138.8	296.7	266.5
Municipal	10.0	11.5	22.1	24.1
Total Retail and Municipal Electric Revenue	239.9	221.5	492.4	439.5
Other Power Suppliers	36.9	37.3	77.9	75.7
Other (Includes Water and Gas Revenue)	31.9	31.6	67.4	68.2
Total Regulated Utility Revenue	$308.7	$290.4	$637.7	$583.4

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802